Exhibit 99.1

Pan American Silver produced 6.8 million silver ounces and a record 46,200 gold ounces in the fourth quarter of 2013

Record Annual Production of 26 Million Silver Ounces and 149,800 Gold Ounces for 2013

(All amounts expressed in US$ unless otherwise indicated)

VANCOUVER, Jan. 20, 2014 /CNW/ - Pan American Silver Corp. ("Pan American" or the "Company") (PAAS: NASDAQ) (PAA: TSX) produced 6.8 million ounces of silver at its seven operating mines during the fourth quarter of 2013, setting a new consolidated production record of 26 million silver ounces for fiscal 2013, in-line with the upper end of our annual guidance.

Pan American also set a new quarterly production record for gold at 46,200 ounces, boosting 2013's annual gold production to a Company record of 149,800 ounces, comfortably exceeding our revised annual guidance.

Fourth Quarter 2013 Preliminary Unaudited Operational Highlights*

•         Silver production of 6.8 million ounces, 1% lower than in the fourth quarter of 2012

•         Record gold production of 46,200 ounces, 42% higher than in the fourth quarter of 2012

•         Preliminary, consolidated cash costs of $9.56 per ounce of silver, net of by-product credits, a decrease of 19% from the fourth quarter of 2012

2013 Full-Year Preliminary Unaudited Operational Highlights*

•         Record silver production of 26 million ounces, an increase of 4% from 2012

•         Record gold production of 149,800 ounces, an increase of 33% from 2012

•         Preliminary consolidated cash costs of $10.81 per ounce of silver, net of by-product credits, a decrease of 10% from 2012

* Cash costs per ounce, net of by-product credits, for both the fourth quarter and full-year 2013 are considered preliminary and could change based on final audited financial results. Cash costs per ounce, is a non-GAAP measure and does not have a standardized meaning. Please refer to the note entitled "Non-GAAP Measures - Cash Costs per Ounce" at the end of this news release for further discussion of this measure.

Commenting on the fourth quarter results, Geoff Burns, Pan American's President and CEO said, "We closed 2013 with very strong production, a continuation of the momentum we generated during the previous quarter. Our fourth quarter's silver production was 6.8 million ounces, the second highest in our history, while we established a new quarterly record for gold production at 46,200 ounces. This helped us finish 2013 by establishing new annual production records for both silver and gold." Burns continued, "Our costs control measures and improved by-product production remained effective, as we achieved cash costs of $9.56 per ounce of silver in the fourth quarter and $10.81 per ounce of silver for the full year; both well below the same periods in 2012, in spite of lower by-product prices. Looking forward to 2014, we have some very clear objectives; to maintain our silver production, to increase our gold production, to continue to focus on cost control, and to meaningfully progress our organic growth projects at La Colorada and Dolores. We are well positioned financially and operationally to deliver another solid year at current silver and gold prices."

Pan American's 2013 precious metals production by mine and preliminary unaudited cash costs are presented in the following table:

Mine	2013 Ag Production (Moz)(1)	2013 Au Production (Koz)(1)	Cash Costs(2)
La Colorada	4.6	2.6	$9.43
Alamo Dorado	5.1	17.6	$7.45
Dolores	3.5	65.2	$7.47
Huaron	3.3	0.9	$14.61
Morococha (92.3%)	2.4	2.7	$17.56
San Vicente (95%)	4.0	-	$15.51
Manantial Espejo	3.1	60.8	$8.55
Total	26.0	149.8	$10.81

(1)	Silver production rounded to the nearest 100,000 ounces and gold production rounded to the nearest 100 ounces.
(2)	Preliminary, unaudited cash costs per silver ounce, net of by-product credits. Average by-product metal prices during 2013 were: Au $1,411/oz, Zn $1,909/tonne, Pb $2,141/tonne, Cu $7,322/tonne.

In addition, Pan American produced a total of 42,100 tonnes of zinc, 13,500 tonnes of lead and 5,500 tonnes of copper, all well above the Company's full-year 2013 guidance for base metals production (note: all base metals production figures have been rounded to the nearest 100 tonnes).

2014 Operational Forecast

The Company expects its seven mines to produce between 25.75 million and 26.75 million ounces of silver in 2014, a modest increase from 2013.  However, gold production is expected to increase to between 155,000 and 165,000 ounces on the strength of higher gold grades at Manantial Espejo, where increased open pit stripping in the first part of 2014 should provide access to better gold grade ore during the fourth quarter of the year.

This year, Pan American anticipates base metals production to remain consistent with 2013's levels and forecasts full-year 2014 consolidated production of between 39,500 tonnes to 42,500 tonnes of zinc, 12,700 tonnes to 13,700 tonnes of lead, and 5,200 tonnes to 5,700 tonnes of copper.

Cash costs for the full year 2014 are expected to increase to between $11.70 and $12.70 per ounce of silver, net of by-product credits, which represents an increase at the mid-point of approximately 13% as compared to 2013.  It is worth noting that 2014's cash costs forecast assumes a gold price of $1,200 per ounce for estimating gold by-product credits, which is a 15% reduction as compared to the average realized price in 2013 of $1,411 per ounce.

The following table presents Pan American's 2014 forecast precious metals production and cash costs by mine:

Mine	2014 Ag Production (Moz)(1)	2014 Au Production (Koz)(1)	Cash Costs(2)
La Colorada	4.85 - 4.95	2.6 - 2.8	$9.00 - $9.50
Alamo Dorado	3.75 - 3.80	17.0 - 19.0	$12.50 - $13.50
Dolores	3.60 - 3.85	64.0 - 68.0	$12.25 - $14.25
Huaron	3.40 - 3.50	0.6 - 1.2	$14.50 - $15.00
Morococha (92.3%)	2.50 - 2.60	1.8 - 2.0	$15.00 - $16.50
San Vicente (95%)	3.90 - 4.00	-	$12.50 - $13.00
Manantial Espejo	3.75 - 4.05	69.0 - 72.0	$8.75 - $10.00
Total (3)	25.75 - 26.75	155.0 - 165.0	$11.70 - 12.70

(1)	Silver production rounded to the nearest 100,000 ounces and gold production rounded to the nearest 100 ounces.
(2)	Cash costs per silver ounce, net of by-product credits. By-product metal prices assumptions used for 2014 cash costs calculation: Au $1,200/oz, Zn $1,850/tonne, Pb $2,100/tonne, Cu $7,000/tonne
(3)	Totals may not add up due to rounding

2014 Capital Investments

In 2014, Pan American plans to spend $95.5 million on sustaining capital and a further $67.0 million on long term projects.  The following table details the estimate of capital to be invested at each operation and project:

2014 Capital	$ Millions
La Colorada	8.0
Alamo Dorado	0.5
Dolores	32.5
Huaron	9.5
Morococha	9.0
San Vicente	6.0
Manantial Espejo	30.0
Sustaining Capital Sub-total	95.5
La Colorada Project	32.0
Dolores Project	35.0
Project Sub-total	67.0
2014 Total Capital	162.5 Million

Planned sustaining capital investments this year include $26.0 million for open pit pre-stripping and haul truck replacements at Dolores, $25.0 million for open pit pre-stripping and a tailings dam expansion at Manantial Espejo, approximately $7.0 million for underground development across all 5 underground mines and $13 million for brownfield mine-site exploration.  In addition, the Company plans project capital expenditures of approximately $32.0 million for the La Colorada expansion and $35.0 million at Dolores. Dolores' expenditures are predominantly for Leach Pad 3 expansion, but also include further process plant optimization and the commencement of work on a new 115 KV power line to the mine.

Commenting on 2014's production and sustaining capital forecasts, Steve Busby, Chief Operating Officer, said, "I am extremely pleased with the industry-leading performance of our operating and project teams, who managed to establish new Company production records during 2013, while at the same time decisively responding to the unexpected decline in precious metal price by reducing our cash costs to well below the goal we originally established. In addition, our team also managed to establish yet another remarkable annual safety performance record for Pan American. I'd like to extend my personal thanks to all of our dedicated employees and contractors for all their enormous efforts. I am very happy to announce that we are targeting another record-breaking year of precious metal production during 2014, while advancing some value-enhancing organic projects that can provide us with the ability to establish even further production records beyond 2014."

Technical information contained in this news release with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Corporate Development & Geology, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will announce its unaudited 2013 fourth quarter and 2013 full-year consolidated results on Thursday, February 20, 2014 prior to market open. A conference call and live audio webcast to discuss the results will be held that same day at 1:00 pm EST (10:00 am PST). To participate in the conference, please dial toll number 1-604-638-5340.

A live audio webcast and Power Point presentation will be available at http://services.choruscall.ca/links/pan140220.html. The call and webcast will also be available for replay for one week after the call by dialing 1-604-638-9010 and entering code # 6218 followed by the # sign.

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina.

Non-IFRS Measure - Cash costs per ounce, NET OF BY-PRODUCT CREDITS

THIS NEWS RELEASE PRESENTS INFORMATION ABOUT OUR CASH COSTS OF PRODUCTION OF AN OUNCE OF SILVER FOR OUR OPERATING MINES.  CASH COSTS PER OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS, IS CALCULATED AS FOLLOWS: EXCEPT AS OTHERWISE NOTED, CASH COSTS PER OUNCE PRODUCED IS CALCULATED BY DIVIDING TOTAL CASH COSTS NET OF BY-PRODUCT CREDITS BY TOTAL SILVER OUNCES PRODUCED AT THE RELEVANT MINE OR MINES.  TOTAL CASH COSTS INCLUDE MINE OPERATING COSTS SUCH AS MINING, PROCESSING, ADMINISTRATION, ROYALTIES AND OPERATING TAXES, BUT EXCLUDE AMORTIZATION, RECLAMATION COSTS, FINANCING COSTS AND CAPITAL DEVELOPMENT AND EXPLORATION.  CERTAIN AMOUNTS OF STOCK-BASED COMPENSATION ARE EXCLUDED AS WELL.  CASH COST PER OUNCE OF SILVER PRODUCED, NET OF BY-PRODUCT CREDITS, IS INCLUDED IN THIS NEWS RELEASE BECAUSE CERTAIN INVESTORS USE THIS INFORMATION TO ASSESS OUR PERFORMANCE AND ALSO TO DETERMINE OUR ABILITY TO GENERATE CASH FLOW FOR USE IN INVESTING AND OTHER ACTIVITIES.  THE INCLUSION OF CASH COSTS PER OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS, MAY ENABLE INVESTORS TO BETTER UNDERSTAND YEAR-OVER-YEAR CHANGES IN OUR PRODUCTION COSTS, WHICH IN TURN AFFECT PROFITABILITY AND CASH FLOW. CASH COSTS PER OUNCE, NET OF BY-PRODUCT CREDITS, DOES NOT HAVE A STANDARDIZED MEANING OR A CONSISTENT BASIS OF CALCULATION PRESCRIBED BY CANADIAN ACCOUNTING STANDARDS.  INVESTORS ARE CAUTIONED THAT CASH COSTS PER OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS, SHOULD NOT BE CONSIDERED IN ISOLATION OR CONSTRUED AS A SUBSTITUTE TO COSTS DETERMINED IN ACCORDANCE WITH CANADIAN ACCOUNTING STANDARDS AS PRESCRIBED UNDER IFRS AS AN INDICATOR OF PERFORMANCE.  OUR METHOD OF CALCULATING CASH COSTS PER OUNCE PRODUCED MAY DIFFER FROM THE METHODS USED BY OTHER ENTITIES AND, ACCORDINGLY, OUR CASH COSTS PER OUNCE PRODUCED MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURED USED BY OTHER ENTITIES.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS OR INFORMATION.  FORWARD-LOOKING STATEMENTS OR INFORMATION IN THIS NEWS RELEASE RELATE TO, AMONG OTHER THINGS: OUR PRODUCTION OF SILVER, GOLD AND OTHER METALS IN 2014; OUR ESTIMATED CASH COSTS PER OUNCE OF SILVER IN 2013 AND FORECAST CASH COSTS PER OUNCE OF SILVER IN 2014; OUR ANTICIPATED CAPITAL INVESTMENTS FOR 2014; THE ABILITY OF THE COMPANY TO SUCCESSFULLY COMPLETE ANY CAPITAL  INVESTMENT PROGRAMS AND PROJECTS AND THE IMPACTS OF ANY SUCH PROGRAMS AND PROJECTS ON THE COMPANY;  AND ANY ANTICIPATED LEVEL OF FINANCIAL AND OPERATIONAL SUCCESS IN 2014.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT OPERATIONAL, BUSINESS, ECONOMIC AND REGULATORY UNCERTAINTIES AND CONTINGENCIES.  THESE ASSUMPTIONS INCLUDE: TONNAGE OF ORE TO BE MINED AND PROCESSED; ORE GRADES AND RECOVERIES; PRICES FOR SILVER, GOLD AND BASE METALS; CAPITAL, DECOMMISSIONING AND RECLAMATION ESTIMATES; OUR MINERAL RESERVE AND RESOURCE ESTIMATES AND THE ASSUMPTIONS UPON WHICH THEY ARE BASED; PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); NO LABOUR-RELATED DISRUPTIONS AT ANY OF OUR OPERATIONS: NO UNPLANNED DELAYS IN OR INTERRUPTIONS IN SCHEDULED PRODUCTION; ALL NECESSARY PERMITS, LICENCES AND REGULATORY APPROVALS FOR OUR OPERATIONS ARE RECEIVED IN A TIMELY MANNER; AND OUR ABILITY TO COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY LAWS. THE FOREGOING LIST OF ASSUMPTIONS IS NOT EXHAUSTIVE.

THE COMPANY CAUTIONS THE READER THAT FORWARD-LOOKING STATEMENTS AND INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SILVER, GOLD AND  BASE METALS PRICES; FLUCTUATIONS IN PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); OPERATIONAL RISKS AND HAZARDS INHERENT WITH THE BUSINESS OF MINING (INCLUDING ENVIRONMENTAL ACCIDENTS AND HAZARDS, INDUSTRIAL ACCIDENTS, EQUIPMENT BREAKDOWN, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, CAVE-INS, FLOODING AND SEVERE WEATHER); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH, AND CLAIMS BY, LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; OUR ABILITY TO OBTAIN ALL NECESSARY PERMITS, LICENSES AND REGULATORY APPROVALS IN A TIMELY MANNER;CHANGES IN LAWS, REGULATIONS AND GOVERNMENT PRACTICES IN THE JURISDICTIONS WHERE WE OPERATE, INCLUDING ENVIRONMENTAL, EXPORT AND IMPORT LAWS AND REGULATIONS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; INCREASED COMPETITION IN THE MINING INDUSTRY FOR EQUIPMENT AND QUALIFIED PERSONNEL; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. INVESTORS ARE CAUTIONED AGAINST UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION.  FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES.  THE COMPANY DOES NOT INTEND, NOR DOES IT ASSUME ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS AND INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, CHANGES IN ASSUMPTIONS, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
ir@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 05:00e 20-JAN-14